SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


         For the month of September 2002 Commission File Number 1-8481

                                 --------------

                                    BCE Inc.
                 (Translation of Registrant's name into English)


 1000, rue de La Gauchetiere Ouest, Bureau 3700, Montreal, Quebec H3B 4Y7,
                                 (514) 397-7000
                    (Address of principal executive offices)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F                Form 40-F     X
                        -----------              -----------


Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                          No    X
                   -----------                 -----------


If "Yes" is marked, indicate below the file number assigned to the Registrant in
connection with Rule 12g3-2(b): 82-           .
                                   -----------



BCE Inc. hereby files a material change report dated September 23, 2002 concerning a public announcement made by BCE Inc. on September 13, 2002.
This Form 6-K is incorporated by reference in the registration statement filed by BCE Inc. with the Securities and Exchange Commission under Form F-3 on June 15, 2000 (Registration No. 333-12130), under Form S-8 filed October 16, 2000 (Registration No. 333-12780), under Form S-8 filed November 1, 2000 (Registration No. 333-12802) and under Form S-8 filed
November 1, 2000 (Registration No. 333-12804). Notwithstanding any reference to BCE's Web site on the World Wide Web in the documents attached hereto, the information contained in BCE's site or any other site on the World Wide Web referred to in BCE's site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.





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




                             MATERIAL CHANGE REPORT

                   Section 146 of the Securities Act (Alberta)
               Section 85 of the Securities Act (British Columbia)
              Section 76 of The Securities Act, 1990 (Newfoundland)
                 Section 81 of the Securities Act (Nova Scotia)
                   Section 75 of the Securities Act (Ontario)
                 Section 84 of The Securities Act (Saskatchewan)


                           Item 1 - Reporting Issuer

The name of the reporting issuer is BCE Inc. ("BCE"), the head office of which is located at 1000, de La Gauchetiere Ouest, bureau 3700, Montreal, Quebec, H3B 4Y7

Item 2 - Date of Material Change

September 13, 2002

Item 3 - Press Release

A press release announcing the material change was issued by BCE on September 13, 2002 in Montreal, Quebec. A copy of the press release is annexed hereto and forms an integral part hereof.

Item 4 - Summary of Material Change

On September 13, 2002, BCE announced the sale by Bell Canada and certain affiliates of their directories business for $3 billion cash (subject to certain post-closing adjustments) to an entity ultimately controlled by Kohlberg Kravis Roberts & Co. L.P. and the Ontario Teachers' Merchant Bank, the private equity arm of the Ontario Teachers' Pension Plan Board (collectively, the "Purchasers"). The sale includes 209 print White Pages and Yellow Pages directories in Ontario and Quebec, the electronic yellowpages.ca, canadatollfree.ca and Canada411.ca directories, and Bell ActiMedia Inc.'s ("Bell ActiMedia") 12.86% interest in the Aliant ActiMedia General Partnership. Part of the proceeds from the sale will be used by Bell Canada for its ongoing financing needs and part of such proceeds will flow to BCE to finance part of the acquisition price of SBC Communications Inc.'s ("SBC") remaining indirect interest in Bell Canada. It is currently contemplated that up to one-half of the approximately $2.9 billion net after tax proceeds will be distributed by Bell Canada to BCE for value. The Purchasers will own an approximate 90% equity interest of an acquisition vehicle that will hold the directories business. Bell Canada or one of its affiliates will acquire an approximate 10% equity interest in the acquisition vehicle for approximately $80 million out of the net after tax proceeds of the transaction, which will give it the right to appoint one member of such vehicle's board of directors.

Item 5 - Full Description of Material Change

On September 13, 2002, BCE announced the sale by Bell Canada and certain affiliates of their directories business for $3 billion cash (subject to certain post-closing adjustments) to an entity ultimately controlled by the Purchasers. The sale includes 209 print White Pages and Yellow Pages directories in Ontario and Quebec, the electronic yellowpages.ca, canadatollfree.ca and Canada411.ca directories, and Bell ActiMedia's
12.86% interest in the Aliant ActiMedia General Partnership. Part of the proceeds from the sale will be used by Bell Canada for its ongoing financing needs and part of such proceeds will flow to BCE to finance part of the acquisition price of SBC's remaining indirect interest in Bell Canada. It is currently contemplated that up to one-half of the approximately $2.9 billion net after tax proceeds will be distributed by Bell Canada to BCE for value, which may include the transfer of BCE's investment in Aliant Inc., Bell ExpressVu and other assets into a partnership jointly held by BCE and a wholly-owned subsidiary of Bell Canada. The Purchasers will own an approximate 90% equity interest of an acquisition vehicle that will hold the directories business. Bell Canada or one of its affiliates will acquire an approximate 10% equity interest in the acquisition vehicle for approximately $80 million, out of the net after tax proceeds of the transaction, which will give it the right to appoint one member of such vehicle's board of directors.

As announced on September 13, 2002, Bell Globemedia Inc. and Terra Lycos restructured the Sympatico Lycos Inc. ("SLI") joint venture relationship which resulted in Bell Globemedia Inc. purchasing the 29 per-cent minority interest indirectly held by Lycos, Inc. in SLI. As a result of this transaction, Bell Globemedia Inc. now owns 100 per-cent of SLI.


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

Prior to the closing of the transaction, BCE, Bell Canada and certain of their affiliates will have completed a corporate reorganization (the "Pre-Closing Reorganization") that will result in the transfer of Bell ActiMedia Inc.'s print directories business to a new corporation ("HoldCo") and the transfer of SLI's electronic directories yellowpages.ca, canadatollfree.ca and canada411.ca to a subsidiary of HoldCo. On closing of the transaction, the shares of HoldCo will be sold to the Purchasers.

In connection with the transaction, Bell Canada and its affiliates have agreed not to compete with the Purchasers in the directories business in Canada for a period of 30 years. Exceptions to such non-competition covenants include certain specific activities and, in certain circumstances, holding a de minimis interest in a business that carries on competing activities.

Bell Canada will maintain a long term, strategic working relationship with HoldCo pursuant to certain long-term operating agreements. In particular, such long-term operating agreements will provide for the following:

o  Bell Canada will provide listing information to HoldCo;

o  HoldCo will publish Bell Canada's White Pages directories;

o HoldCo will be allowed to use the Bell trade-mark and logo on the directories;

o Bell Canada will provide billing and collection services to HoldCo at its estimated cost.

In addition, for a two year transitionary period, Bell Canada will license the name Bell ActiMedia to HoldCo and will provide HoldCo with services and access to systems necessary to carry on the directories business.

The closing of the sale of the directories business is expected to take place no later than the end of November 2002. The Purchasers' obligation to complete the transaction is subject to conditions precedent, including the following:

o all requisite regulatory approvals including approvals under the Investment Canada Act and the Competition Act shall have been obtained;

o the Purchasers shall have received the proceeds of their financing required for the purposes of the transaction substantially on terms and conditions of the commitment letter entered into between the Purchasers and their lenders;

o third party consents under material contracts as well as the consent of Aliant to the transfer of the interest in the Aliant ActiMedia General Partnership shall have been obtained;

o there shall have been no material adverse effect on the condition, assets, business or operations of the directories business, other than those resulting from general economic conditions affecting the industry;

o various material operating, publication and distribution agreements relating to the directories business shall have been executed;

o the electronic directories business currently operated by SLI shall have been transferred to Holdco;

o    the delivery of additional financial statements;

o an equity investment by the current senior management of Bell Actimedia into the acquisition vehicle shall have been completed;

o the termination of certain receivables purchase arrangements between Bell Canada and Bell ActiMedia;

     and other usual or accessory conditions precedent, such as the accuracy of representations and satisfaction of covenants at closing time, the finalization of closing documentation and the absence of legal proceedings or new regulatory provisions affecting the directories business.


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

In 2001 and for the first six months of 2002, the directories business had $569 million and $290 million of revenues, $309 million and $160 million of EBITDA1 and $163 million and $98 million of net earnings, respectively.

In 2001 and for the first six months of 2002, Bell ExpressVu had $474 million and $306 million of revenues and ($192 million) and ($67 million) of EBITDA, respectively. Management expects that Bell ExpressVu should reach EBITDA break even in 2004 and be EBITDA positive thereafter. As at June 30 2002, Bell ExpressVu's assets and liabilities were $1,050 million and $482 million, respectively. Bell ExpressVu is obligated to make lease payments to Telesat Canada following the launch of NIMIQ 2 expected in late 2002 or early
2003. The present value of the lease payments is approximately $250 million.

Item 6 - Reliance/Confidential

Not applicable

Item 7 - Omitted Information

Not applicable

Item 8 - Senior Officer

Marc J. Ryan
Corporate Secretary
(514) 870-8071

Item 9 - Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Montreal this 23rd day of September, 2002.

BCE Inc.




By:   (signed) Marc J. Ryan
      ------------------------------------------------
      Marc J. Ryan
      Corporate Secretary





--------
1 EBITDA is defined as operating revenues less operating expenses and therefore reflects earnings before interest, taxes, depreciation and amortization, as well as any non-recurring items. BCE uses EBITDA, amongst other measures, to assess the operating performance of its on-going businesses. The term EBITDA does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and therefore may not be comparable to similarly titled measures presented by other publicly traded companies. EBITDA should not be construed as the equivalent of net cashflows from operating activities.



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

                              For immediate release


                BCE SELLS Directories business FOR CDN $3 BILLION
                  BCE financing plan for bell buyback on track


Montreal (Quebec), September 13, 2002 -- BCE Inc. announced today the sale of its Bell Canada directories business for CDN $3 billion cash to Kohlberg Kravis Roberts & Co (KKR) and the Teachers' Merchant Bank, the private equity arm of the Ontario Teachers' Pension Plan. The transaction values the business at approximately nine times trailing EBITDA (earnings before interest expense, income taxes, depreciation and amortization).

The proceeds from the sale of the directories business will be used by BCE to pay for part of the acquisition price of SBC Communications' minority interest in Bell Canada and by Bell Canada for its ongoing financing needs.

"The sale of our directories business is another step forward in the execution of our plans to regain 100 per cent ownership of Bell Canada and move BCE forward as a strong Canadian company in full control of its future," said Michael Sabia, President and Chief Executive Officer of BCE.
"In fact, our recent equity issue and today's sale have both produced proceeds at the top end of our expectations which speaks to the strength of the company and our future opportunities. We are confident the third and final element in our financing plan, the raising of public debt, will be completed in a timely and efficient manner."

The sale includes 209 print White Pages and Yellow Pages(TM) directories in Ontario and Quebec, and the electronic yellowpages.ca, toll-free and Canada 411 directories. Annual revenues, mainly from the sale of advertising, are approximately $590 million. As per regulatory requirements, Bell Canada will continue to maintain its White Pages database.

BCE will maintain a long-term, strategic working relationship with the management and employees of the new company. For example, as part of the sales agreement, Bell Canada's White Pages listings will be published and distributed by the new owners. As well, BCE will acquire a ten per cent interest in the new company. This ownership will give BCE a seat on the company's board of directors and a view to the company's future direction.

"We seized the opportunity to sell a non-strategic asset in a timely manner and within the parameters we had set out for ourselves," said Mr. Sabia. "Furthermore, the quality of the purchasers and the operational agreements we signed with them will ensure the high standards of the directories' product itself and the service provided our millions of customers for years to come. With the current directories management staying in place, this will be a seamless transition for customers and employees."






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



"We are excited about the prospects of acquiring such a high-quality franchise in Canada. KKR has had great success over the years acquiring strong divisions out of larger companies and working with management to grow those businesses and create value", said Henry Kravis, a founding partner of KKR. "We see tremendous opportunity to repeat that success here. We also look forward to partnering once again with our friends at Teachers' Merchant Bank, as well as with Bell Canada and the outstanding management team at Bell ActiMedia."

Mr. Sabia concluded, "The new owners intend to keep the headquarters of the company in Montreal, further ensuring the continued presence of this business within our community."

When the transaction is completed, KKR will own 60 per cent of the new company, Teachers' Merchant Bank will own 30 per cent and BCE will own 10 per cent.

The sale, expected to close by the end of November, 2002, is subject to the usual terms and conditions, including regulatory approval of Investment Canada and the Competition Bureau.

About BCE

BCE is Canada's largest communications company. It has 24 million customer connections through the wireline, wireless, data/Internet and satellite services it provides, largely under the Bell brand. BCE leverages those connections with extensive content creation capabilities through Bell Globemedia which features some of the strongest brands in the industry -- CTV, Canada's leading private broadcaster, The Globe and Mail, Canada's National Newspaper and Sympatico-Lycos, the leading Canadian Internet portal. As well, BCE has extensive e-commerce capabilities provided under the BCE Emergis brand. BCE shares are listed in Canada, the United States and Europe.

                                    -- 30 --

Call with the Media:

BCE will hold a teleconference for media on Friday, September 13, 2002 at noon (Eastern). Michael Sabia, President and Chief Executive Officer, will be present for the teleconference. Interested participants are asked to dial
(800) 387-6216 or (416) 405-9328  between 11:50 am and 11:58 am.  If you are disconnected from the call, simply redial the number. If you need assistance during the teleconference, you can reach the operator by pressing "0". This teleconference will also be Webcast live (audio only) on our Web site at www.bce.ca. The Webcast will also be archived on our Web site.

For further information:

Don Doucette                                          George Walker
Communications                                        Investor Relations
(514) 786-3924                                        (514) 870-2488
Web site: www.bce.ca



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                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                    BCE Inc.






                ------------------------------------------------
                               Michael T. Boychuk
                  Senior Vice-President and Corporate Treasurer




                            Date: September 23, 2002